PROPOSAL TO MAXIMIZE SHAREHOLDER VALUE

Proposal:

         RESOLVED, that Lenox Bancorp, Inc. ("Lenox" or the "Company") immediately retain an investment banking firm to explore all strategic alternatives to maximize shareholder value including, but not limited to, the sale of one or both of the branches of Lenox Savings Bank or a merger of the Company and with such investment banking firm to be instructed to report to the entire Board of Directors.

Supporting Statement:

         John C. Lame, a member of the Board of Directors who owns 21,839 shares of Lenox Common Stock, believes that there is significant inherent value in Lenox that has been unrealized by the Company's current management. Mr. Lame believes that Lenox's current management has not provided the Company with the disciplined business management and focus that it needs. There is little evidence of achievement by the Company, and the shareholders are being punished by a decrease in the value of their Lenox shares.

         Specifically, Lenox has failed to perform satisfactorily in the following areas critical to its long term success and future independence:

          - Lenox management has failed to grow core deposits at acceptable rates.

          - Lenox has failed to grow net interest margin and non-interest income.

          - Lenox has failed to meet economic objectives required to reinvest in either its Ivorydale headquarters or other proposed branch locations.

          - Lenox has failed to grow earnings per share and return on equity at a rate acceptable to shareholders.

          - Lenox has failed to generate adequate profits to fund an attractive and growing dividend.

          - Lenox has failed to provide a liquid and attractively priced market for its shares relative to its liquidation value.

          - Lenox has failed to attract and maintain management capable of developing plans and achieving its business objectives.

          - Lenox management has failed to create and maintain a favorable working relationship with several of its Board of Directors.



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         Mr.  Lame  believes  Lenox's  Board of  Directors  should  take  active measures to maximize the value of shareholders' investment in the Company by retaining an independent investment banking firm for the purpose of analyzing and reporting to the entire Board of Directors on strategic alternatives that may be appropriate in order to maximize the value of Lenox's Common Stock. Such alternatives may include but are not limited to the sale of substantially all of Lenox's assets or a merger or other business combination of Lenox. Mr. Lame also notes that a proposal to maximize shareholder value which was included in last year's proxy statement received approval from 48% of Lenox's outstanding shares.

         A VOTE FOR THIS PROPOSAL would best serve the interests of Lenox shareholders.